FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the Month of May, 2007
     -----------------------------------------------------------------------


                        Oxford Investments Holdings Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)






     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

         Form 20-F    X                    Form 40-F
                   -------                           --------




[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____]

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.]


            Yes                        No     X
                --------                   ---------


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ---------]

TABLE OF CONTENTS

Documents Included as Part of this Report:

No.      Document
---      --------

1. Press Release dated May 9, 2007 "Oxford Investments Completes Closing of Partnership with Wanzhi Electron S&T Co., Ltd.

2. Agreement for Cooperation between Foshan Wanzhi S&T Company Ltd. and Ko Ho Management Ltd. dated May 7, 2007.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized


                                               OXFORD INVESTMENTS HOLDINGS INC.


 Date: May 11, 2007                 By:  /S/Michael Donaghy
                                        ----------------------------------------
                                            Michael Donaghy, President and Chief
                                            Executive Officer

                        Oxford Investments Holdings Inc.
                            1315 Lawrence Avenue East
                                    Suite 520
                            Toronto, Ontario M3A 3R3

                              FOR IMMEDIATE RELEASE

          Oxford Investments Holdings Completes Closing of Partnership
                       With Wanzhi Electron S&T Co., Ltd.

TORONTO, ON. - May 9, 2007 - Oxford Investments Holdings Inc. (OTCBB: OXIHF) is pleased to announce that it has completed the acquisition of thirty-five percent (35%) of Foshan Foshantong Information Technology Co., Ltd. from Wanzhi Electron S&T Co., Ltd. through Oxford's joint venture partner, the Ko-Ho Group. Foshantong is an electronic payment smart card program used for public transportation and small payment transactions in the municipality and is an accepted form of payments for many designated merchants in the Foshan urban region.

Foshantong is a local government initiative to build the municipality as an electronic payment model in the Pearl River Delta region and is the only prepaid card authorized by the government to be issued by a non-bank entity in the Foshan urban region. Citizens are encouraged to use this card for small payment transactions. The electronic purse of the card can be built into many sub-brands smart cards, such as student card, worker card, resident card, library card, or transportation card and is expected to evolve into an all around use card similar to the "Octopus" card used for the complete Hong Kong transportation system and all general shopping transactions.

Wanzhi is now converting 300,000 existing card accounts to the Foshantong Card program. The portfolio includes the existing Foshan Education One Card, Smart Cards issued to the staff of Chigo Air-Conditioning Manufacturing Co., Watson's loyalty cards, library membership cards and Foshan residential district cards. Wanzhi shall provide 500 P.O.S. (point of sale) card-processing units for use by Foshantong at merchant locations in addition to the existing 500 units now placed with merchants. A bonus point based loyalty card program and a gift card program are being planned. These programs may be named to Oxford's choice of a brand name.

Revenues are generated from initial card fees, the merchant transaction fees and interest earned on the float (prepaid deposit). At the moment, a refundable deposit of RMB 30 is charged for the card in addition to the initial deposit of funds. It is planned to abolish the deposit and to be replaced by the one-time non-refundable fee of RMB 15, but in return cardholders will be given goods and services in excess of such value.

"We are very pleased to have acquired a stake in another successful Chinese technology Company through our joint venture Ko-Ho Group." stated Michael Donaghy, President of Oxford Investments Holdings. "Receiving an initial order to convert 300,000 cards is an milestone in our mission to become one of the leaders in the electronic payments, security card and prepaid card businesses in China".

Libra Chen, CEO of Foshantong commented, "We are very pleased to have Ko-Ho as a participant in our business, and to have the payment system expertise provided by Oxford. Foshantong is now in a position to enhance the services to the general public and to roll out more payment-related programs."

About Oxford Investments Holdings Inc.

Oxford Investments Holdings Inc. is now establishing itself as a leading online payment solutions Company. The Company is concentrating its business around its "FocusKard" suite of products. The FocusKard suite provides a comprehensive card payment solution meshed with a user-friendly e-wallet for e-commerce businesses.

FORWARD LOOKING STATEMENTS DISCLAIMER:
Statements in this press release, which are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with product liability and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on suppliers, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

This release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be a sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the laws of any such jurisdiction. This press release was accurate at the time it was issued but may not reflect the Company's current strategy or product offerings.

Contacts:
Oxford Investments Holdings Inc.                      AGORACOM InvestorRelations
Michael Donaghy 1-800-293-4871                        OXIFH@Agoracom.com
Website: www.oxsof.com                                www.agoracom.com/IR/Oxford

                            Agreement for Cooperation
                                     Between
                         Foshan Wanzhi S&T Company Ltd.
                                       And
                              Ko Ho Management Ltd.
                                (English Version)



Party A: Foshan Wanzhi Electron S&T Co., Ltd
Address: Fenggang Road, Lishui Town, Nanhai, Guangdong, China 528244
Contact : Chen Jun          Telephone: 13802749997

Party B : Ko Ho Management Ltd.
Address: Flat A8/F, Perfect Commercial Building,  No.28, Sharp Street West,
         Hong Kong
Contact: Benny S. Lee       Telephone: (852) 9860 6201


Based on the "Heads of Agreement for Share Purchase Between Ko Ho Group and Wanzhi Electron S&T Co., Ltd." signed by both parties on March 8, 2007, and under the principle of mutual trust, friendly cooperation, mutually beneficial supports and thorough discussions, both parties agree to cooperate under the following terms:

     1. Party A shall transfer Thirty-Five percent (35%) ownership interest in Foshantong to Party B. Party B shall inject RMB Two Million (RMB 2,000,000) into Foshantong plus 500,000 common shares of Oxford Investments Holdings Inc. (Oxford) for 35% of its share capital.

     2. In view of expedite process rules and regulations of China and long term cooperative consideration, both parties will base on the following suitable procedures to carry out the terms as stated under `1' above:

               (1) Within 30 days from the signing of his agreement, Party B shall pay RMB Two Million in one lump sum in Hong Kong and issue 500,000 shares of Oxford common shares to designated persons of Party A. These conditions are regarded as Party B's obligation to Party A under `1' above. Within the same time frame, Party A agrees to supply to Ko Ho historical financial statements, including but not limited to sets of the latest audited accounts and other vital information of Foshantong.


          a. Party B shall incorporate a wholly own company (WOFE) in Gangzhou, Gaungdong Providence within 90 days from the signing of this agreement (The registered capital of the WOFE must comply with the laws of China). The WOFE will be the independent entity to represent Party B to take over the 35% shares of Foshantong. The expenses in the incorporation of the WOFE shall be borne by Party B, whereas, Party A shall provide all necessary supports.

          b. Party A shall assist Foshantong to complete all legal procedures in the Transfer of the 35% of the registered capital to Party B, within 10 days from the date on which all the review and approval of incorporation are completed by the relevant departments of the Chinese government (including, but not limited to the preparation of legal document of the share transfer agreement, shareholders' resolution and submit to the Industry and Commerce Department and other government departments for review and approval). This will effectively make the WOFE to own 35% of Foshantong's registered share capital and also to have Foshantong to issue a Capital injection Certificate to the WOFE. The costs will be borne by Foshantong.

     3. After both Parties complete the legal procedures of the share transfer of Foshantong, the organization of Foshantong shall be as follows:

          a. The board of directors shall consist of five (5) members. Party A shall hold three (3) seats and Party B shall hold two (2) seats;
          b. The chairman and CE) shall be appointed by Part A. Both Parties shall agree that within a reasonable time, these two positions shall not have any remuneration;
          c. Party B shall appoint a COO responsible for the whole operation. The remunerations, to be agreed by both Parties, shall be borne by Foshantong;
          d. Party B shall appoint CTO, based in Canada or elsewhere, responsible for system development and operations. Except for reasonable reimbursement of travel expenses, the CTO shall not be remunerated for a period to be agreed by both parties.

     4. Except as stated in `3' above, unless agreed by both Parties and approved by the Board of Directors of Foshantong, the staff of both Parties shall not draw any salaries from Foshantong.

     5. To better foster the cooperation and reinforce the investment confidence of Party B, Party A shall provide the following resources to increase and support the investment in Foshantong:

          a. Party A commits to transfer 300,000 existing card accounts (The portfolio includes existing Education One Card, Smart Cards issued to staff of Chigo Air-conditioning Manufacturing Co., Watson's loyalty cards, library membership cards and residential district cards) to Foshantong.
          b. Party A shall provide free use of servers and other hardware equipment for the operation (except high end servers) to Foshantong plus one year free use of office space and all office equipment.

          c. Party A shall provide 500 units of POS for use by Foshantong at merchant locations at no charge.
          d. Party A shall provide and pay for salaries for the local staff such as, local technical, administrative and financial control/accounting staff, including additional headcounts as required for a period of one year.
          e. Party A shall be responsible for all government relationship. All expenses shall be reasonably shared between Party A and Foshantong.

     6. Party B shall provide all operating software and on going enhancement and maintenance.

     7. Both Parties shall cooperate with mutual trust, and high integrity to provide the best resources to the operation of Foshantong in order to achieve Win-win; In the case that either Party has done harmful acts to one another or to Foshantong; such Party shall be responsible for the consequences.


     8. Party B and/or Oxford reserves the rights to dispatch internal audit team to audit the accounts and affairs of Foshantong with or without notice not more than once in a quarter. In principle, these audits should not affect the normal operations of Foshantong. The expenses shall be borne by the party taking such initiative.

     9. Party A shall ensure that Foshantong follows and abides by all government regulatory, legal and other requirements. In the case that Foshantong offends any of the regulations, rules, ect. due to insufficient supervision, Party A shall be responsible for the corresponding consequences based on the degree of the offense.

     10. Party B and the WOFE shall, in accordance to the laws of China, give Party A the first rights of refusal in the case of disposing the Foshantong shareholding, in part or in full, to any third party, otherwise, such transfer is invalid. Likewise, Party A shall give Party B and the WOFE the same rights of refusal.

     11. In the case, either Party does not honour the obligations as stated in this agreement; it shall be regarded as a breach. Upon notification from the other Party, the misconduct must be corrected within Five (5) days. If it is not rectified, the offending party shall reimburse the other Party all losses and damages, including but not limited to other claims, litigation, responsibility, costs and expenses.

     12. Effective from the signing date of this agreement, in the case of force majeure or situations cannot be controlled (including but not limited to, earthquake, typhoon, flood, fire, strike, war, riot, etc.) by either Party and resulting in either Party cannot carry out in full, the timely obligations in this agreement, the Party shall be exempt from the responsibility. However, such Party shall inform the other Party within a reasonable time. In the case, such notification is not given, the Party shall still be responsible for the consequences.

     13. The invalidation of any clause in the agreement shall not affect the entire agreement.

     14. Any amendment to this Agreement must be mutually agreed by both Parties in writing. It may not be changed orally or in other forms.

     15. In the case that this agreement needs to be redefined or adding in new terms and conditions, both Parties may mutually agree to sign addendums to include such terms and conditions. Such addendums signed shall have the same legal rights as this agreement.

     16. This agreement shall supercede all previous agreements signed by both Parties.

     17. This agreement is written and signed in both Chinese and English. In the case of conflict in interpretation in the two languages, the Chinese version is the standard.

     18. This agreement shall be construed pursuant to the laws of the Republic of China without regard to conflict of law provisions.

     19. Any dispute arising from this Agreement shall be settled through friendly negotiation between the parties hereto. In the case no consensus is reached, the dispute shall be submitted to the People's Court in Foshantong for a judgment.

     20. IN WITNESS WHEREOF, the parties have signed this Agreement, this 7th day of May, 2007. This agreement may be executed in Four (4) counterparts, for Party A, Party B, Oxford and Foshantong, each of which shall be deemed to be an original.


Party A                                         Party B

Foshan Wanzhi S&T Company Ltd.                  Ko Ho Management Ltd.



By: /s/ Li Xinghao                              By: /s/ Michael Donaghy


Representing Foshan Wanzi and Foshantong        Representing Ko Ho and
                                                Oxford Investments Holdings Inc.


Witness:                                         Witness: